

Mail Stop 3720

April 27, 2010

<u>Via U.S. Mail and Fax</u>

Mr. Brooks Sherman
Chairman and Chief Executive Officer
Integrated Security Systems, Inc.
2009 Chenault Dr. Suite 114
Carrollton, TX 75006

      Re: Integrated Security Systems, Inc.
              Forms 10-Q for the quarterly periods ended September 30, 2009 and
              December 31, 2009
              Filed November 13, 2009 and February 11, 2010 and amended on April 22,
              2010
              File No. 1-11900

Dear Mr. Sherman:

      We have reviewed your amended filings and have the following comments. As noted in our comment letter dated February 4, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

<u>Forms 10-Q for the quarters ended September 30, 2009 and December 31, 2009</u>
<u>Exhibits 31.1 and 31.2</u>

1. We note that you have filed the Principal Executive Officer and Principal Financial Officer certifications but you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the Section 302 certification, as well as paragraph 4(b). In future filings, please revise to include the omitted language.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director